AIMCO PROPERTIES, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, CO 80230
November 6, 2006
Correspondence Filing Via Edgar and Overnight Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549

Attn:	Linda van Doorn
Thomas Flinn

Re:	AIMCO Properties, L.P.
File No. 000-24497
Form 10-K for the year ended December 31, 2005
Ladies & Gentlemen:
     This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) conveyed to the undersigned on behalf of AIMCO Properties, L.P., a Delaware limited partnership (the “Partnership”), in an October 11, 2006, phone call. Prior correspondence from the Partnership on this matter was: a letter dated September 7, 2006 (which was sent in response to the Staff’s comments in an August 30, 2006, phone call); a letter dated August 17, 2006 (which was sent in response to a Staff comment letter dated August 3, 2006); and a letter dated July 28, 2006 (which was sent in response to the Staff’s original comment letter dated July 14, 2006).
*  *  *  *  *
     With respect to the Partnership’s High Performance Units (“HPUs”), the Staff requested information regarding the following: (1) the use of a 100-day volatility index in the valuation of the HPUs, (2) whether the possibility of a change of control at Apartment Investment and Management Company (“Aimco”) was considered in the valuation of the HPUs; (3) an explanation of the rationale for the valuation methodology; and (4) an explanation of the Partnership’s consideration of EITF 03-6 as it relates to presentation of the earnings per share under the two-class method.
Question 1: Given that the valuation of HPUs depends on the prospective performance of Aimco’s Class A Common Stock and the MSCI US REIT index over a three-year period, what is the rationale for using a 100-day volatility index to predict the probability of the various outcomes?

United States Securities and Exchange Commission
November 6, 2006

Response: In valuing HPU IX, the volatility indices were used to assess the probability that Aimco’s Common Stock and the MSCI US REIT Index would achieve certain values at the end of the three-year valuation period. We, in consultation with Lehman Brothers, determined that it is appropriate to use a volatility index over a period of time that most closely represents the change over time in the price of Aimco’s Common Stock and the MSCI US REIT Index, which period is not necessarily coincident with the three year valuation period. Over a short period, one-day spikes or dips in a security’s price can exaggerate volatility indices, which can cause them to predict a greater volatility than what has actually been experienced by the security. As time passes, the volatility of any security will tend to flatten, as a greater number of data points neutralizes the effect of any real change that the security experiences. Lehman Brothers indicated that industry analysts have determined that the most useful time period over which to measure volatility is typically between three and six months and, in the case of the HPU IX program, Lehman Brothers suggested using 100 days. That period is long enough that one-day spikes or dips do not have an inordinate effect, and short enough to avoid the “flattening” effect that takes place over longer periods. Using a 100-day volatility is also consistent with the market pricing of options. For example, in valuing a 10-year option, Lehman Brothers stated that the volatility index used would not be over 10 years, but rather would be in the three to six month range. The 100-day volatility index used by Aimco in the HPU IX valuation conforms to what is currently accepted in the market and is representative of the change over time in the price of Aimco’s Common Stock.
Question 2: Was the possibility of a change of control at Aimco considered in the valuation of HPU IX?
We considered whether to explicitly factor in a change of control in the valuation of HPU IX and determined that the likelihood of a change of control was not only remote but also impossible to quantify. In consultation with Lehman Brothers, we determined that the multiple variables that contribute to the reason a change of control occurs made it speculative to apply any probability to such an event. Accordingly, the adjusted cash flow stream and the timing of the receipt of that cash flow stream that would result from a change of control were not factored into the valuation model.
Question 3: Instead of using the present value of the dividend stream into perpetuity to value each potential outcome, why didn’t Aimco or the Partnership discount the price of a share of stock on the valuation date?
Because of the unique features of HPU IX, we (in consultation with Lehman Brothers) determined that discounting the projected cash flow was the best way to determine the value. Although the measurement of value of HPU IX is, in part, tied to the value of a share of Aimco’s Common Stock, a Class IX HPU and an investment in the Class IX HPU program are substantially different from a share of stock. Chief among the differences are the following:
1.	High Risk: The Class IX HPUs are a high-risk investment. There is a substantial likelihood (which as been borne out by the results of six of seven prior HPU programs for which the valuation periods have concluded) that the investment can

United States Securities and Exchange Commission
November 6, 2006

result in a complete loss to the investor. The Class IX HPUs have essentially no value unless Aimco’s total return exceeds 115% of the cumulative total return of the MSCI US REIT Index and has a cumulative total return for the three year period of at least 36.8%.
2.	Risk of Forfeiture: During the measurement period, an investor’s interest in the Class IX HPUs is subject to a right of repurchase at option of SMP 2009, L.L.C. (the entity through which Aimco’s officers invest in the Class IX HPUs during the valuation period) at such interest’s initial value if the investor’s employment with Aimco terminates for any reason.
3.	Lack of Liquidity and Transferability: There is no market for the Class IX HPUs. SMP 2009, L.L.C. may not transfer the Class IX HPUs until the end of the valuation period, and then only to its members or to one of their family members (or a family-owned entity). Individuals may not transfer the Class IX HPUs except to a family member (or a family-owned entity) or in the event of death. Except in the event of a change of control, Class IX HPUs are illiquid and they are not redeemable for Common Stock.
4.	Limited Capital Appreciation: After the measurement period has ended, increases to Aimco’s stock price do not immediately benefit holders of the Class IX HPUs.
Until the valuation date under any valuation methodology (including discounting a future potential share price), all four items noted above would need to be factored into the discount rate. The 24% discount rate used to value the dividend stream takes into account all four factors noted above. After the valuation date, items three and four continue to be relevant. By discounting the price of a share of stock on the valuation date factors three and four are ignored and thus overstate the value. Thus, we determined that this was not an appropriate methodology to value HPU IX because it fails to capture the liquidity and capital appreciation features of an investment in HPU IX that distinguish it from an investment in Common Stock.
Absent a change of control, the best an investor in HPU IX can expect to receive is the cash flow stream from some number of HPUs issued at the conclusion of the valuation period, which number of HPUs depends on the level of Aimco’s outperformance and is subject to a dilution cap. Even if the outperformance thresholds are satisfied, the holder of an HPU still lacks the liquidity enjoyed by a holder of Common Stock.
Question 4: What consideration did the Partnership give to EITF 03-6 as it relates to presentation of the company’s earnings per share under the Two-Class Method?
Response: We considered the guidance in EITF 03-6 in connection with the Partnership’s response dated July 28, 2006 to the Staff’s comment letter dated July 14, 2006. We did not find any guidance in EITF 03-6 that would result potentially in the determination of amounts of basic or diluted earnings per unit that differ from the amounts previously reported for common OP Units. As we stated in our July 28 letter, the application of the two-class method would result in identical amounts of earnings per unit for HPUs that are not contingent on the achievement of benchmarks during the valuation period. Accordingly, the previously reported amounts apply to both common OP Units and HPUs. As noted in paragraph 7 of EITF 03-6, paragraph 61 of FAS 128 requires presentation of EPS data for each class of common stock. Outstanding,

United States Securities and Exchange Commission
November 6, 2006

non-contingent HPUs are essentially a separate class of common equity; accordingly, we believe it is appropriate to present earnings per unit for such HPUs. Because the amounts to be presented for HPUs are identical to those for common OP Units, we believe the presentation requirement can be efficiently and effectively addressed by adding prominent disclosure in the notes to Partnership’s financial statements to clearly indicate that the data being presented applies to both common OP Units and specifically identified classes of HPUs. We will include such disclosure in the Partnership’s future filings. For example, assuming that the Partnership’s 2006 disclosure of earning per unit is otherwise similar to Note 15 to the Partnership’s 2005 financial statements, we will add a new second sentence to the first paragraph that reads substantially as follows: “We consider both common OP Units and Class I HPUs (which have identical rights to distributions and undistributed earnings) to be “common units” for purposes of the earnings per unit data presented below.” Also, the Denominator portion of the table in Note 15 will be expanded to show the following information:

	2005	2004	2003
Denominator:
Denominator for basic earnings per unit — weighted average number of common units outstanding:
Common OP Units	102,132	101,872	102,364
Class I HPUs	2,379	2,379	2,379

Total common units	104,511	104,251	104,743
Effect of dilutive securities:
Dilutive potential common units	—	—	—

Denominator for diluted earnings per unit	104,511	104,251	104,743

     If you have further questions regarding the information provided, please contact Miles Cortez, Executive Vice President, General Counsel and Secretary of AIMCO-GP, Inc., the general partner of the Partnership, at (303) 691-4301 (phone) or (303) 300-3297 (facsimile), or me at (303) 691-4307 (phone) or (303) 300-3284 (facsimile). In addition, in the event of additional correspondence on this matter or correspondence on any future matter from the Staff, please include Mr. Cortez as an addressee.

Sincerely,
/s/ Thomas M. Herzog
Thomas M. Herzog
Executive Vice President and Chief Financial Officer of AIMCO-GP, Inc., the general partner of AIMCO Properties, L.P.

Cc:	Miles Cortez
Robert Y. Walker, IV